A REMINDER

                           PECO ENERGY COMPANY
             ANNUAL MEETING OF SHAREHOLDERS -- APRIL 9, 1997


    We previously sent to you proxy material concerning our upcoming Annual Meeting of Shareholders.

    According to our latest records, we have not yet received your proxy. Whether your holdings are large or small, receiving your signed proxy as soon as possible before the Meeting will be helpful and will aid us in avoiding further expense and delay.

    The time before the Meeting is short. Due to the possibility of a delay in the mail, please sign, date and return the enclosed duplicate proxy immediately, even if your original proxy was mailed.

    We appreciate your cooperation.

                                          K. K. Combs
                                          Corporate Secretary

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                             PLEASE REMEMBER

                       TO SIGN AND DATE YOUR PROXY
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